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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                SUB-ITEM 77I(b)

The following new class of shares was added: Series I shares for the American Growth Trust, American International Trust, American Growth-Income Trust and the American Blue Chip Income and Growth Trust. This new class of shares is described below

The following new portfolio was added: Great Companies - America. This new portfolio is described below.

                              AMERICAN GROWTH TRUST
                          AMERICAN INTERNATIONAL TRUST
                          AMERICAN GROWTH-INCOME TRUST
                   AMERICAN BLUE CHIP INCOME AND GROWTH TRUST

                         ADDITION OF NEW CLASS OF SHARES

         Effective July 16, 2003, each of the Trust portfolios noted above will offer an additional class of shares, Series I shares. Currently, these portfolios only offer Series II shares.

RULE 12b-1 FEE

     Series I shares are subject to a Rule 12b-1 fee at an annual rate of up to 0.35% of Series I shares average daily net assets. In addition, each master fund pays a Rule 12b-1 fee of .25% of average annual net assets of the master fund. The Rule 12b-1 fees are paid for the sale and distribution of shares and for services provided to shareholders and contract owners.

    Rule 12b-1 fees are paid out of a portfolio's assets (including the assets of Class 2 of the master fund) on an ongoing basis. Therefore, these fees will increase the cost of an investment in a portfolio and may, over time, be greater than other types of sales charges.

                                      * * *

GREAT COMPANIES - AMERICA (SM) TRUST

SUBADVISER:  Great Companies, L.L.C.

INVESTMENT OBJECTIVE:        To seek long-term growth of capital.

     INVESTMENT STRATEGIES:  The subadviser seeks to achieve this objective by investing principally in large-cap stocks.

         The Portfolio's subadviser, Great Companies, L.L.C. ("Great Companies") seeks to invest in common stocks of large, established, U.S.-based companies. Stocks for this portfolio are selected by Great Companies from a group of companies that it has identified, in its opinion, as being "great companies."

         To be considered a "great company" by the subadviser, the subadviser will initially determine if a company meets the following criteria:

     -   have a market cap in excess of $15 billion;

     -   be highly regard by management experts;

     -   be incorporated in the U.S.;

     -   be publicly traded;

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     -   be engaged in what the subadviser considers to be "terrific businesses"
         (i.e., businesses which, in the opinion of the subadviser, have low labor costs, high return on invested capital and are not subject to commoditization);

     - have a "protective barrier" such as superior business franchises; have been in business for at least 50 years and survived the founder;

     -   consider employees to be the company's most valuable asset;

     - have, in the subadviser's opinion, "world class management" (i.e., management which, in the opinion of the subadviser, have the confidences of their boards, have the long term interest of shareholders as a priority, provide a clear strategic vision for their company and seek to manage under high ethical standards);

     -   deliver outstanding return to shareholders;

     -   be a global company (as defined by the subadviser); and,

     - be in an innovation-driven company that, in the subadviser's opinion, can convert changes into opportunities.

         The subadviser seeks common stocks that have outstanding shareholder returns (defined as having outperformed the portfolio's benchmark over a set period of time). The subadviser will use the S&P 500 as the performance benchmark for the portfolio.

         Companies identified by the subadviser for inclusion in the portfolio may fall outside of the initial screening process. The final selection of companies identified by the stock selection process and the addition of such companies to the portfolio, is at the sole discretion of the subadviser, irrespective of the stock screening process or methods used.

         To determine how to allocate fund assets among the "great companies" the subadviser has identified, the subadviser uses Intrinsic Value. Intrinsic Value is the discounted value of the cash that can be take out of a business during its remaining life. It is an estimate rather than a precise figure, and changes when interest rates move or when forecasts of future cash flows are revised.